Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
Maiden Insurance Company Ltd.	Bermuda
Maiden Holdings North America, Ltd.	Delaware
Maiden Re Insurance Services, LLC	Delaware
Maiden Reinsurance Company	Missouri
Maiden Specialty Insurance Company	North Carolina
Maiden Global Servicing Company, LLC	Delaware